SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF NOVEMBER, 2003

                                  ISOTIS S.A.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                           18-20 AVENUE DE SEVELIN,
                                1004, LAUSANNE
                                  SWITZERLAND
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F   x                             Form 40-F
                      -----                                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                         No   x
                  -----                                    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

                                  ISOTIS S.A.

                   Amendment and Incorporation By Reference

     Exhibits 99.1 and 99.2 to this Amendment No. 1 to the Form 6-K of IsoTis S.A. ("IsoTis") dated October 30, 2003, constitute part of a prospectus covering securities that have been registered under the U.S. Securities Act of 1933 (the "Securities Act").

     The Report of the Group Auditors to the Directors of IsoTis dated August 28, 2003, relating to the consolidated financial statements of Modex Therapeutics S.A. and attached hereto as Exhibit 99.1 (the "Modex Report"), amends the independent auditors' report relating to Modex Therapeutics S.A. previously filed with the U.S. Securities and Exchange Commission (the "Commission") on IsoTis' Form 6-K dated October 30, 2003 (see page F-56 of
Exhibit 99.1 to such Form 6-K).

     The Modex Report, as amended, is incorporated by reference into the IsoTis Form S-8 Registration Statement, filed with the Commission on October 30, 2003 (the "IsoTis Form S-8"), and the related prospectus, dated as of the same date and prepared pursuant to Section 10(a) of the Securities Act (the "Section 10(a) Prospectus"). The Modex Report is a conformed version of the independent auditor's report, prepared solely for the purposes of supplementing the IsoTis Form S-8 and Section 10(a) Prospectus.

     The consent of the independent auditors relating to the Modex Report, prepared by Ernst & Young Ltd, dated November 5, 2003, and attached hereto as Exhibit 99.2, is also incorporated by reference into the IsoTis Form S-8 and Section 10(a) Prospectus.




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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 5, 2003.
IsoTis S.A.


                                        By      /s/ Pieter Wolters
                                             ----------------------------
                                             Name:  Pieter Wolters
                                             Title:  Chief Financial Officer




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



                                 EXHIBIT INDEX


Exhibit No          Description
----------          -------------
99.1                Modex Report, as amended.
99.2                Consent of Independent Auditors.


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